Exhibit 11.1

Computation of Earnings Per Share

        The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2005 and 2004:

	2005	2004

Common and common equivalent shares outstanding:
Historical common equivalent	9,860,800	9,790,999
Weighted average common shares issued during period	1,199,804	50,804

Weighted average common shares outstanding — basic and diluted	11,060,604	9,841,803

Net Loss	1,794,466	1,576,163

Net loss per basic and diluted share	(0.16)	(0.16)

        Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

        Warrants to purchase 937,334 and 887,334 common shares as of December 31, 2005 and 2004, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company’s net losses.